October 20, 2017

Ivan Griswold

Staff Attorney, Division of Corporation Finance

U.S. Securities & Exchange Commission

Mail Stop 4562

100F Street, NEWashington, DC 20549

RE: Max Sound Corporation

Preliminary Information Statement on Schedule 14C

Filed October 10, 2017

File No. 000-51886

Dear Mr. Griswold,

We are in receipt of your letter, and are responding as requested to your commentshere within.

Response to comment number 1:There was no solicitation, and therefore we believe that Schedule 14C is the appropriate schedule to be filed.

The stockholder(s) from whom we obtained written consents were Mr. Greg Halpern, as he is the only stockholders with 5% or more of the company’s shares and voting control. The Consent was obtained from Mr. Halpern, a Director of the Company, at a meeting of the Directors and documented in Board Resolutions and also on the Company’s Certificate of Amendment of Certificate of Incorporation with the State of Delaware. No additional consent was sought or required as no other shareholders have beneficial ownership over 5% of the voting shares. There was no solicitation.

Additional background information: In 2015, Max Sound completed a change in capitalization structure; during which the Company created a preferred class of stock giving Mr. Halpern voting rights and making him the controlling member of the Company. The Company’s Bylaws require a 33.3% controlling vote to make certain changes. Inasmuch, the Company obtained the written consent(s) of Mr. Halpern, a Director of the Company and holds over 33.4% of the voting power and control.

Response to comment number 2:The information within the beneficial ownership table was correct; however, the date indicated within the first paragraph, below the Security Ownership of Certain Beneficial Owners and Management title, was inadvertently incorrect and overlooked. The corrected date of October 4, 2017 will be updated within this disclosure.

Sincerely,

_______________________

Greg Halpern – Chairman & CFO

Cc: JohnBlaisure, CEO, Max Sound Corp.